EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31 (Dollars in Millions)		2005	2004	2003	2002	2001

Earnings
1.	Income from continuing operations	$4,489	$4,167	$3,710	$3,228	$1,524
2.	Applicable income taxes	2,082	2,009	1,941	1,708	818

3.	Income from continuing operations before income taxes (1 + 2)	$6,571	$6,176	$5,651	$4,936	$2,342

4.	Fixed charges:
	a. Interest expense excluding interest on deposits	$1,937	$1,171	$972	$1,195	$1,768
	b. Portion of rents representative of interest	70	69	74	78	89

	c. Fixed charges excluding interest on deposits (4a + 4b)	2,007	1,240	1,046	1,273	1,857
	d. Interest on deposits	1,559	904	1,097	1,485	2,828

	e. Fixed charges including interest on deposits (4c + 4d)	$3,566	$2,144	$2,143	$2,758	$4,685

5.	Amortization of interest capitalized	$—	$—	$—	$—	$—
6.	Earnings excluding interest on deposits (3 + 4c + 5)	8,578	7,416	6,697	6,209	4,199
7.	Earnings including interest on deposits (3 + 4e + 5)	10,137	8,320	7,794	7,694	7,027
8.	Fixed charges excluding interest on deposits (4c)	2,007	1,240	1,046	1,273	1,857
9.	Fixed charges including interest on deposits (4e)	3,566	2,144	2,143	2,758	4,685

Ratio of Earnings to Fixed Charges
10.	Excluding interest on deposits (line 6/line 8)	4.27	5.98	6.40	4.88	2.26
11.	Including interest on deposits (line 7/line 9)	2.84	3.88	3.64	2.79	1.50